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                                                                     EXHIBIT 4.7




[Form of Consent to Modification of Amendment No. 5 dated December 12, 1997 to the Credit Agreement dated as of September 27, 1996 among National Medical Care, Inc. and certain Subsidiaries and Affiliates, as Borrowers, Certain Subsidiaries and Affiliates, as Guarantors, the Lenders named therein, NationsBank, N.A., as paying agent and the Bank of Nova Scotia, the Chase Manhattan Bank, N.A., Dresdner Bank AG and NationsBank, N.A. as Managing Agents]

January 30, 1998

To Those on the Distribution List:

      RE: Additional Subdebt Securities as defined in the Credit Agreement dated as of September 27, 1996 (as amended and modified) among National Medical Care, Inc. the other Borrowers, Guarantors and Lenders identified therein and NationsBank, N.A. as Paying Agent. Terms used but not otherwise defined shall have the meanings provided in the Credit Agreement.

As previously discussed with the lenders in November, Fresenius Medical Care AG will access the long term capital markers through the issuance of additional subordinated debt which are substantially similar to those Trust Preferred Securities issued in November 1996 (the Refinancing Securities). These bonds will be ten year securities with call provisions at year five. A rating has not yet been assigned to this issue. Pricing is scheduled for Friday, February 6th.

Based upon favorable indications from the market, Fresenius Medical Care is considering increasing the size of the offering to $650MM from the original $500MM contemplated and approved in Amendment No. 5 to the Credit Agreement. Fresenius has therefore requested that the Lenders consent to the issuance of up to a maximum of $650 million in subordinated debt (Additional Subdebt) from the $500 million originally approved (INDEBTEDNESS Section 8.1(m)). Forty percent of net proceeds raised in such an issuance will be applied to permanently reduce Term Loan A as approved in Amendment No. 5.

NationsBank, N.A., as Paying Agent, is supportive of the proposed change above. The Lenders consent is requested to the proposed increase in the Additional Subdebt Indebtedness provision to $650 million. Please evidence your consent by signing and returning a copy of this letter not later than end of business on Tuesday, February 3rd by telecopy to Doak Barnhardt at Moore & Van Alten, PLLC at (704)331-1159. If you have any questions, please call either myself at
(615)749-3524 or Michnel Sylvester at (704)388-6003.

Thank you for your prompt consideration.

                                             Sincerely,

                                             NationsBank, N.A.

                                             /s/ Ashley Crabtree
                                             -------------------------------
                                             Ashley M. Crabtree
                                             Senior Vice President

CONSENT:


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[Name of Lender]

By:
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    Name:
    Title: